08025324

TES
GE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 04 2008

Washington, DC
101

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SEC FILE NUMBER
8- 48680

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warner Financial International Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1706 Rural Street
(No. and Street)

Rockford (City) IL (State) 61107-3139 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Warner, President - 815/397-3555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste 608 (Address) Rockford (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Warner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warner Financial International Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Shirley Hansen
Notary Public, State of Illinois
My Commission Exp. 05/16/2009

Richard F. Warner
Signature

President
Title

Shirley Hansen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARNER FINANCIAL INTERNATIONAL INCORPORATED

ANNUAL AUDITED REPORT
For the Years Ended
December 31, 2007 and 2006

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

We have audited the accompanying statements of financial condition of Warner Financial International Incorporated as of December 31, 2007 and 2006, and the related statements of income, cash flows, and stockholder's equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Financial International Incorporated as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Rockford, Illinois
January 16, 2008

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS	2007	2006
CURRENT:		
Cash	$ 28 094	$ 5 042
Marketable equity securities, available for sale	38 263	33 023
Accounts receivable	5	10
TOTAL CURRENT ASSETS	66 362	38 075
FURNITURE AND FIXTURES	13 003	13 003
Less accumulated depreciation	13 003	13 003
NET FURNITURE AND FIXTURES	-	-
TOTAL ASSETS	$ 66 362	$ 38 075
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITY,		
Income tax payable	$ 648	$ 336
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued	1 000	1 000
Additional paid-in capital	19 886	19 886
Retained earnings	48 906	26 171
Accumulated other comprehensive income	(4 078)	(9 318)
TOTAL STOCKHOLDER'S EQUITY	65 714	37 739
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 66 362	$ 38 075

The accompanying notes are an integral part of the financial statements.

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENTS OF INCOME
For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUE,		
Commissions (net of refunds)	$ 15 923	$ 27 663
EXPENSES:		
Audit	2 755	2 577
Office repairs and maintenance	330	177
Licenses, dues and fees	1 331	2 391
Advertising	2 500	-
Contributions	500	150
	7 416	5 295
Operating income	8 507	22 368
OTHER INCOME,		
Member Regulation Consolidation	35 000	-
Income before income taxes	43 507	22 368
INCOME TAXES	648	336
NET INCOME	$ 42 859	$ 22 032

The accompanying notes are an integral part of the financial statements.

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 42 859	$ 22 032
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable	5	6 249
Income taxes	312	(72)
Net cash provided by operating activities	43 176	28 209
CASH FLOWS USED FOR FINANCING ACTIVITIES, Shareholder distributions	(20 124)	(33 425)
Increase (decrease) in cash	23 052	(5 216)
CASH, beginning of year	5 042	10 258
CASH, end of year	$ 28 094	$ 5 042

The accompanying notes are an integral part of the financial statements.

Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Total
$ -	$ (9 318)	$ 37 739
42 859	-	42 859
5 240	5 240	5 240
$ 48 099	-	85 838
	-	(20 124)
	$ (4 078)	$ 65 714

The accompanying notes are an integral part of the financial statements.

Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Total
$ -	$(12 246)	$ 46 204
22 032	-	22 032
2 928	2 928	2 928
$ 24 960	-	71 164
	-	(33 425)
	$ (9 318)	$ 37 739

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a registered securities broker-dealer, located in Rockford, Illinois. The Company's primary sources of income are commissions on sales of mutual funds and other financial products.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Comprehensive Income
Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Furniture, Equipment, and Depreciation
Furniture and equipment contributed as capital at date of incorporation are valued at estimated fair market value, in the amount of $10,000. Furniture and equipment acquired after this date are accounted for at cost. Depreciation of furniture and equipment are calculated using the accelerated method over estimated useful lives of five to seven years, for financial statement and income tax reporting purposes.

Repairs and maintenance are charged to expense when incurred and renewals and betterments are capitalized. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the shareholder of an S Corporation is personally taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to Illinois corporate income tax.

NOTE 2 - MARKETABLE EQUITY SECURITIES

Marketable equity securities consist of mutual funds. The securities are classified as available for sale and reported at their current market value. For the years ended December 31, 2007 and 2006, marketable equity securities had a total cost of $42,582 and $42,328, and an estimated fair value of $38,263 and $33,023, respectively. Unrealized loss at December 31, 2007 and 2006, was $4,078 and $9,318, respectively. The net change in unrealized gain (loss) for the years ended December 31, 2007 and 2006, amounted to a net gain of $5,240 and $2,928, respectively.

NOTE 3 - REGULATORY CAPITAL REQUIREMENT

Regulatory agencies require the Company to maintain a minimum net capital of $5,000. "Allowable" assets for the regulatory computation exclude the net book value of furniture and equipment and also exclude 15 percent of the estimated market value of certain marketable securities. At December 31, 2007 and 2006, the Company's regulatory net capital was $59,975 and $32,786, and exceeded the minimum amount by $54,975 and $27,786, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2007 and 2006, was .01 to 1.

NOTE 4 - MEMBER REGULATION CONSOLIDATION

The Company received a one-time payment of $35,000 as a result of the National Association of Securities Dealers, Inc. (NASD) and the New York Stock Exchange (NYSE) Member Regulation consolidation to create the Financial Industry Regulatory Authority (FINRA).

Report of Independent Accountants on
Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

We have audited the accompanying financial statements of Warner Financial International Incorporated as of and for the years ended December 31, 2007 and 2006, and have issued our report thereon dated January 16, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Rockford, Illinois
January 16, 2008

WARNER FINANCIAL INTERNATIONAL INCORPORATED

COMPUTATION OF NET CAPITAL
AND BASIC NET CAPITAL REQUIREMENT
December 31, 2007

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 65 714
Less nonallowable assets from statement of financial condition	-
Net capital before haircuts on securities positions	65 714
Less haircuts on mutual funds at 15%	5 739
Net capital	$ 59 975
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ -
Minimum dollar net capital requirement of reporting broker or dealer	5 000
Net capital requirement	$ 5 000
Excess net capital:	
Net capital as above	$ 59 975
Net capital requirement	5 000
Excess net capital at 100%	$ 54 975
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total A.I. liabilities	$ 648
Percentage of aggregate indebtedness to net capital	1%

WARNER FINANCIAL INTERNATIONAL INCORPORATED

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
December 31, 2007

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 60 623
Audit adjustment, State taxes	(648)
Net capital as currently reported on Schedule I	$ 59 975

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

In planning and performing our audit of the financial statements of Warner Financial International Incorporated for the years ended December 31, 2007 and 2006, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We noted no matters involving the internal control structure and its operations that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that the structure may become inadequate because of changes in conditions or that the degree of compliance with the structure may deteriorate.

This report is intended solely for the information and use of the Board of Directors, management, and regulatory agencies.

Weinberg & Co.

Rockford, Illinois
January 16, 2008

END